Exhibit 21.1

LISTING OF SUBSIDIARIES*
STUBHUB HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
VGL Entretenimento Brasil Ltda.	Brazil
StubHub Events, Inc.	California
StubHub Canada Ltd.	Canada
Grover Street, LLC	Delaware
Grover Street Holdings, LLC	Delaware
Last Minute Transactions, Inc.	Delaware
StubHub, Inc.	Delaware
StubHub Holdco Sub, LLC	Delaware
StubHub Insurance Services, Inc.	Delaware
viagogo Inc.	Delaware
viagogo Entertainment Inc.	Delaware
viagogo International Holdings, Inc.	Delaware
viagogo Live Events International, Inc.	Delaware
Ticket Utils India Private Limited	India
VGL Support Services Ireland Limited	Ireland
viagogo Luxembourg Holding Company S.à r.l.	Luxembourg
YSG Safe Processing Ltd.	Malta
Ticket Utils, Inc.	New Jersey
viagogo GmbH	Switzerland
IFOT Services Limited	United Kingdom
VGL Services Limited	United Kingdom

*Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.